2019
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
Amendment No. 1

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2019

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 333-151438

USS 401(k) Plan for USW-Represented Employees
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

Explanatory Note

United States Steel Corporation is filing this Amendment No. 1 on Form 11-K/A (this “Amendment No. 1”) to amend our USS 401(k) Plan for USW-Represented Employees Form 11-K for the fiscal year ended December 31, 2019, originally filed with the Securities and Exchange Commission on June 23, 2020 (the “Original Form 11-K”).  The Report of Independent Registered Public Accounting Firm included immaterial typographical and formatting errors which arose while preparing the filing for EDGAR and the Company is filing this Amendment No. 1 solely to correct the errors.

The consent filed as Exhibit 23 to this Amendment No. 1 has also been updated and is dated as of the filing date of this Amendment No. 1.

Except as described above, this Amendment No. 1 does not modify or update disclosure in the Original Form 11-K. Furthermore, this Amendment No. 1 does not change any previously reported financial results, nor does it reflect events occurring after the filing date of the Original Form 11-K. For ease of reference, the entire Form 11-K is included with this Amendment No. 1.

INDEX

The Corporation

Required Information:

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company," "U. S. Steel" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to USS 401(k) Plan for USW-Represented Employees.

USS 401(k) Plan for USW-Represented Employees
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

USS 401(k) Plan for USW-Represented Employees
Index
December 31, 2019 and 2018

Page (s)

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the
USS 401(k) Plan for USW-Represented Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the USS 401(k) Plan for USW-Represented Employees (the “Plan”) as of December 31, 2019 and 2018 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 23, 2020

We have served as the Plan’s auditor since 1993.

USS 401(k) Plan for USW-Represented Employees

Statements of Net Assets Available for Benefits
($ in thousands)

	December 31,
	2019	2018
Assets
Investments:
Investments at fair value (see Notes 9 & 11)	$1,002,616	$869,087
Receivables:
Participant Loans (see Note 10)	37,581	36,504
Other	2	82
Total Receivables	37,583	36,586
Net assets available for benefits	$1,040,199	$905,673
The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets Available for Benefits
($ in thousands)

	Year Ended December 31,	Year Ended December 31,
	2019	2018
Additions
Earnings on investments:
Interest	$5,297	$4,767
Dividends	57,622	37,137
Net appreciation/(depreciation) in fair value of investments	101,400	(98,648)
Total earnings (loss) on investments	164,319	(56,744)

Contributions Received from:
Employers (see Note 1)	3,320	1,716
Participants (including rollovers)	55,914	53,720
Total contributions	59,234	55,436
Earnings (loss) on investments, net of contributions received	223,553	(1,308)

Deductions
Benefit payments directly to participants or beneficiaries	88,476	97,551
Administration expenses	347	377
Total deductions	88,823	97,928

Net additions/(deductions)	134,730	(99,236)
Net transfers from the plan (see Note 4)	(204)	(309)
Net assets available for benefits:
Beginning of year	905,673	1,005,218
End of year	$1,040,199	$905,673

The accompanying notes are an integral part of these financial statements.

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

1.
Plan description - The following description provides general information regarding the USS 401(k) Plan for USW-Represented Employees (the Plan), a defined contribution plan. The Plan covers full-time employees of United States Steel Corporation (USS or Plan Sponsor) and certain Employing Companies (collectively, “Company”) who are covered by a collective bargaining agreement that adopts the Plan and who have completed at least six months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For a more complete description of the Plan, participants should refer to the Summary Plan Description, which is available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

a.
Contributions - The Plan receives (1) Participant contributions (a) as pre-tax savings and/or Roth 401(k) savings and/or (b) rollover contributions, and (2) for certain bargaining units, employer contributions, as non-contributory defined contribution Retirement Account contributions and/or Retiree Health Care Account contributions. Each component of contributions is described in further detail below. Participants may contribute from 1 percent to 40 percent (in whole percentages) of regular compensation as pre-tax contributions and/or Roth 401(k) contributions (18% if the participant is a highly compensated employee) and, in 10 percent increments, up to 100 percent of bonus type payments, as defined by the Plan. Other qualified plan limits include:

	2019	2018
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$19,000	$18,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$6,000	$6,000
Maximum covered compensation [IRC 401(a)(17)]	$280,000	$275,000
Highly Compensated Employee Definition	$125,000	$120,000

For one bargaining unit, effective in May 2019, the Plan has an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent of regular compensation per pay period, unless they make an affirmative election not to contribute to the Plan. Additionally, the Plan has an auto-escalation feature for this bargaining unit where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay.

The Plan has an auto-escalation feature where participants can elect to have their pre-tax contribution percentage (or Roth 401(k) contribution percentage if no pre-tax contributions are elected) increased annually by 1 percent to 10 percent on a date chosen by the participant. The percentage increase amount is applied each year on the chosen date until the Plan’s contribution limit is reached. Participants may, at any time, change their percentage increase amount or opt out of participation in this feature.

Employee savings in increments of 1 percent may be invested in any one or a combination of twenty active investments as of December 31, 2019. All investments are participant directed.

Plan participants at certain bargaining units participate in a non-contributory defined contribution Retirement Account under the Plan (in amounts provided in the applicable bargaining agreement) with a vesting requirement of two-years of service (subject to exceptions). Plan participants hired on or after January 1, 2016, including certain rehired employees at certain bargaining units, participate in a non-contributory defined contribution Retiree Health Care Account under the Plan (in amounts provided for in the applicable bargaining agreement).

Eligible participants may contribute amounts representing the direct rollover of pre-tax funds from a tax-qualified retirement plan sponsored by any of the active employee’s preceding employers (or a conduit IRA containing solely the proceeds and earnings of such lump sum distribution) and from the United States Steel Corporation Plan for Employee Pension Benefits.

Employees of the Company in a group designated by (1) the International Union of the United Steelworkers, or (2) the applicable International Union of the other Participating Unions, as Officers and Committee Members of Local Unions of the Participating Unions, are eligible to participate with respect to earnings they receive from services performed for the Local Union, subject to the Plan rules.

b.
Benefit payments - On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account, take partial withdrawals, or defer the distribution. Under certain conditions, the Plan allows for hardship withdrawals before termination of employment prior to attaining age 59 ½. The Plan also allows in-service withdrawals upon attainment of age 59 ½ and from rollover contributions. Upon the death of a participant, a lump-

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

sum amount is paid to the beneficiary no later than one year from the end of the year in which the participant died, except that a spousal beneficiary may keep funds in the Plan subject to plan terms.

c.
Participant accounts - Investment elections and percentage of savings elections may be changed at any time. Investments in 1 percent increments may be transferred daily. Transfer requests made before the time the market closes on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted daily but may be subject to fund specific restrictions and limited by other pending transfers.

In addition, Fidelity implemented an excessive trading policy in the mutual funds it offers under the Plan that also applied to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor. Final regulations under ERISA section 408(b)(2) requires Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.

d.
Notes receivable from participants - Participants may borrow from their account the lesser of up to 50 percent of their account balance (other than the Retirement Account and the Retiree Health Care Account) or $50,000 with a maximum of two loans outstanding at a time. Interest will be fixed for the duration of the loan at the prime rate (obtained from Reuters) in effect at the time the loan is entered into plus one percent, with the rate set each quarter. The loans are secured by the balance in the participant’s account. The loans bear interest at rates that range from 4.25 to 6.50 percent and from 4.25 to 6.25 percent on loans outstanding December 31, 2019 and 2018 respectively. Principal and interest are paid ratably through payroll deductions and/or manual loan repayments. Loans are recorded at net realizable value in the financial statements.

e.	Investment options - Please refer to the Summary Plan Description for details on the investment options offered by the Plan.

2.	Accounting policies:

a.	Basis of accounting - Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.
Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.
Forfeited accounts - Any forfeited nonvested company contributions ($238 thousand in 2019 and $146 thousand in 2018) from the Retirement Account contributions are accumulated in an account and may be applied to reduce any subsequent company contributions required under the Plan. Retirement Account contributions (and earnings thereon) forfeited on or after January 1, 2015 during the previous or current calendar year may be applied to administrative expenses of the Plan.

d.	Investment valuation - The Plan’s investments are stated at fair value as defined by Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (see Note 11).

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Plan is currently evaluating the impact that adoption of ASU 2018-13 will have on the financial statements

e.
Net appreciation/depreciation - The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

f.
Investments by the trustee - Fidelity Management Trust Company (the Trustee) invests any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable. Purchases and sales of securities are recorded on a trade-date basis.

g.
Administrative, recordkeeping and investment expenses - The cost of administering the Plan is paid by the Employing Companies, except to the extent that it is paid for by the Plan participants. Investment option fees, additional trustee fees,

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

expenses and/or commissions are passed back to participants either in the net value of the investment or the cost of the transaction.

h.	Payment of benefits - Benefits are recorded when paid.

i.	Income recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

j.
Participant loans - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. The Plan does not have an allowance for credit losses as of December 31, 2019 or 2018. Loans in default are classified as benefit payments to participants based upon the terms of the plan.

k.	Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

l.	Subsequent events - The Plan has evaluated subsequent events through June 23, 2020 on which the financial statements were available to be issued.

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. Global financial markets have experienced significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan's net assets available for benefits, contributions and benefit obligations will depend on future developments, including the duration and continued spread of the outbreak.

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act), signed into law March 27, 2020, introduces temporary relief provisions related to retirement plans. The Plan adopted the distribution relief provided under the CARES Act. To be eligible for this relief, the participant must satisfy one of the following requirements. 1) the participant has been diagnosed with COVID-19 or the virus SARS-CoV-2 by a CDC-approved test; 2) the participant’s spouse or other tax dependent (as defined by Internal Revenue Code Section 152) has been diagnosed with COVID-19 or the virus SARS-CoV 2 by a CDC-approved test; or 3) the participant experiences adverse financial consequences as defined in the CARES Act. If eligible, participants may withdraw up to $100,000 or his/her total vested account balance, if less. This change means participants who are currently employed by the Company may take a distribution, through December 30, 2020, regardless of age or employment status. Distributions will not be subject to the 10% early withdrawal penalty that applies to distributions taken before age 59½. Otherwise, the distributions will be included in the participant’s taxable income ratably over a three (3) year tax period beginning with the 2020 tax year unless the participant elects out of this tax treatment. Any portion of the distribution repaid within three years is not taxable. In addition, the Plan adopted the loan repayment relief provided under the CARES Act, which allows participants to defer their loan repayments through December 31, 2020. This deferment could extend the terms of the loan beyond the five-year repayment period.

3.
Plan amendments - Effective May 6, 2019, the Plan was amended and restated to incorporate collective bargaining, legal requirements under federal income tax law and ERISA, plan administration matters, miscellaneous technical corrections, clarifications, and updates, and previously adopted amendments.

Effective March 1, 2019, the Plan was amended to reflect changes authorized by a collective bargaining agreement between 1) United States Steel Corporation and the Laborers’ International Union of North America Local 397, and 2) U. S. Steel Oilwell Services, LLC (“USSOS”) and the United Steelworkers (“USW”) applicable to Wheeling Machine Products - Hughes Springs Plant.

Effective January 1, 2019 and May 6, 2019, the Plan was amended to reflect changes authorized by a bargaining agreement between U. S. Steel Oilwell Services, LLC and the USW applicable to Offshore Operations - Houston employees.

Effective January 1, 2019, the hardship withdrawal provisions under the Plan were amended to include earnings, and to eliminate the suspension period and requirement to exhaust Plan loans.

Effective January 1, 2019, the Plan was amended to comply with collective bargaining agreements between 1) United States Steel Corporation and the USW, 2) United States Steel Corporation and the Bricklayers and Allied Craftworkers International Union Local #8, and 3) U. S. Steel Tubular Products, Inc. and the USW.

Effective July 16, 2018, the Plan was amended to reflect administrative changes in the Managed Accounts Service.

Effective April 1, 2018, the Plan was amended to reflect a change in the recordkeeper’s loan repayment process for inactive employees, and for minor technical corrections and clarifications.

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Effective January 1, 2018, the Plan was amended for a change in how the recordkeeper processes loan defaults occurring on or after January 1, 2018 and to reflect an updated investment option name.

4.
Net transfers from the Plan - Net transfers from the plan totaled $0.2 million in 2019. For 2019, the transfers were primarily related to voluntary direct plan transfers to the United States Steel Corporation Savings Fund Plan for Salaried Employees for former union employees who transferred to eligible salaried positions.

5.	Employer-related investments - Participant directed purchases and sales of United States Steel Corporation Common Stock in accordance with provisions of the Plan are permitted under ERISA.

6.
Tax status - The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated September 16, 2013 that the Plan, as amended and restated effective January 1, 2013, continues to qualify under §401(a) of the Internal Revenue Code (IRC) of 1986, as amended, and its related trust is exempt from tax under §501(a) of the IRC of 1986, as amended. The Plan has been amended after the amendments considered by the IRS in conjunction with its issuance of the September 16, 2013 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the IRS for years prior to 2014.

7.
Plan termination - The Plan can be amended, changed or terminated subject to the provisions of the collective bargaining agreement. If the Plan is terminated, each participant's account will be adjusted to reflect expenses, investment gains and losses, and unallocated contributions, and then distributed to each participant.

8.
Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9.
Stable value common collective trust - The Plan invests in stable value wrap contracts through a stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). This investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of seven wrap contracts, which calls for the application of ASC 962-325 (Plan Accounting-Defined Contribution Pension Plans - Investments - Other) for valuation purposes. MIP II is classified as a common collective trust and is classified as an investment measured at net asset value since a market price is not available for this investment in an active market.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.

Because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Participants are not permitted to make a direct exchange between the MIP II and the Federated U.S. Treasury Cash Reserves Fund - Institutional Shares because they are competing funds. However, a participant may move funds between these two investment options after they first exchange the funds to a noncompeting fund for at least 90 days. These requirements are

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

commonly imposed by issuers such as insurance companies, banks, or other approved financial institutions, as a condition for issuing investment contracts to retirement plans.

10. Related party transactions - Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $0.347 million and $0.377 million for the year ended December 31, 2019 and 2018, respectively.

One investment option available to participants is United States Steel Corporation Common Stock, stock of the Plan sponsor. Thus, transactions related to this investment option qualify as party-in-interest transactions. Dividends received for 2019 were approximately $0.561 million and 2018 were $0.413 million. Purchases and sales for 2019 were approximately $29.7 million and $17.0 million, respectively, and purchases and sales for 2018 were $67.0 million and $66.5 million, respectively.

The Plan also holds notes receivable totaling $37.6 million in 2019 and $36.5 million in 2018, representing participant loans that qualify as party-in-interest transactions.

11.
Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

◦	Quoted prices for similar assets or liabilities in active markets;

◦	Quoted prices for identical or similar assets or liabilities in inactive markets;

◦	Inputs other than quoted prices that are observable for the asset or liability;

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan’s assets are classified as follows:

Level 1
Interest-bearing cash
Common Stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The stable value common collective trust is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Refer to Note 9 for a description of the stable value common collective trust.

There were no Level 2 or 3 assets at December 31, 2019 or December 31, 2018.

The following is a summary of the Plan’s assets carried at fair value:

Investments at Fair Value at December 31, 2019
($ in thousands)
Asset Classes	Total	Quoted Prices(Level 1)

Interest-bearing cash	$20,329	$20,329
Common stock	36,595	36,595
Mutual Funds	827,137	827,137
Total assets in the fair value hierarchy	$884,061	$884,061
Investments measured at net asset value (a)	118,555
Investments at fair value	$1,002,616

Investments at Fair Value at December 31, 2018
($ in thousands)
Asset Classes	Total	Quoted Prices(Level 1)

Interest-bearing cash	$19,802	$19,802
Common stock	42,584	42,584
Mutual Funds	682,479	682,479
Total assets in the fair value hierarchy	$744,865	$744,865
Investments measured at net asset value (a)	124,222
Investments at fair value	$869,087

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefit. These investments represent holdings in the stable value common collective trust.

USS 401(k) Plan for USW-Represented Employees
EIN 25-1897152/PN 029

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	U. S. Steel Stock Fund - Common Stock	Employer-related security	$36,585,984
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	8,879
*	Fidelity Freedom Index Income Fund - Institutional Premium Class	Mutual fund	9,608,305
*	Fidelity Low-Price Stock Fund - Class K	Mutual fund	31,439,013
*	Fidelity Freedom Index 2010 Fund - Institutional Premium Class	Mutual fund	13,941,634
*	Fidelity Freedom Index 2020 Fund - Institutional Premium Class	Mutual fund	67,949,148
*	Fidelity Freedom Index 2030 Fund - Institutional Premium Class	Mutual fund	68,808,630
*	Fidelity Freedom Index 2040 Fund - Institutional Premium Class	Mutual fund	46,382,432
*	Fidelity Freedom Index 2050 Fund - Institutional Premium Class	Mutual fund	23,045,314
*	Fidelity Freedom Index 2060 Fund - Institutional Premium Class	Mutual fund	2,411,604
*	Fidelity U.S. Bond Index Fund	Mutual fund	41,987,122
*	Fidelity Real Estate Investment Portfolio	Mutual fund	13,387,439
*	Fidelity Contrafund - Class K	Mutual fund	164,391,090
*	Fidelity 500 Index Fund	Mutual fund	187,327,547
*	Morgan Stanley Institutional Fund, Inc. International Equity Portfolio Class I	Mutual fund	27,375,810
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	19,822,302
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	15,712,424
	Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual fund	5,937,976
	Janus Henderson Enterprise Fund Class I	Mutual fund	87,608,670
	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	118,555,330
*	Vanguard Treasury Money Market Fund Investor Shares	Interest-bearing cash	20,329,483

*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 6.50%	37,581,552
	Other Receivables		1,775
	Total Investments at 12/31/19		$1,040,199,463
	* Party-in-interest

	All investments are participant directed.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS 401(k) Plan for USW-Represented Employee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on July 2, 2020.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Kimberly D. Fast
Kimberly D. Fast,
Comptroller & Assistant Secretary

Exhibit Index

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm